UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                      SEC FILE NUMBER: 000-29315
                                                        CUSIP NUMBER: 788112N100

                           NOTIFICATION OF LATE FILING

                                   (Check One)
                    |_| Form 10-K |_| Form 20-F |_| Form 11-K
            |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

         For Period Ended: June 30, 2009

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: N/A

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I - REGISTRANT INFORMATION

Rubicon Financial Incorporated
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Full Name of Registrant

N/A
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Former Name if Applicable

4100 Newport Place, Suite 600
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Address of Principal Executive Office (Street & Number)

Newport Beach, CA 92660
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         The Registrant is unable to file its quarterly report on Form 10-Q within the prescribed time period because the Registrant is awaiting final review of its financial statements from its independent auditor for the relevant quarter. The Registrant currently expects to file its Form 10-Q for the second quarter ended June 30, 2009 on or before the fifth calendar day following the prescribed due date for the filing of the Registrant's Form 10-Q.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Joseph Mangiapane, Jr.        (949)                 798-7220
         ---------------------------   ------------------    -------------------
         (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? |X|Yes |_|No

         If answer is no, identify report(s).

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? |X|Yes |_|No

         The Registrant expects to report approximately $3.1 million and approximately $5.4 million in revenues for the three and six months ended June 30, 2009, respectively, compared to revenues of $704,283 and $799,503 for the same periods in 2008. However, these results of operations are still under review and subject to change. The Registrant completed the acquisition of Grant Bettingen, Inc. on June 2, 2008; therefore the second quarter of 2008 only included 28 days of Grant Bettingen's operations on a consolidated basis with the Registrant's operations. This acquisition has had a substantial impact on the Registrant's revenues and overall operations. As such, its results of operations for the three and six months ended June 30, 2009 are not comparable to the same periods of 2008.


                         Rubicon Financial Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2009        By: /s/ Joseph Mangiapane, Jr.
                                 -----------------------------------------------
                                 Joseph Mangiapane, Jr., Chief Executive Officer

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                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C.1001).

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